UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Western Capital Resources, Inc.

(Name of Issuer)

Common Stock and Series A Preferred Stock

(Title of Class of Securities)

957881 10 5

(CUSIP Number)

WCR, LLC
c/o Blackstreet Capital Management, LLC
5425 Wisconsin Avenue, Suite 701
Chevy Chase, MD  20815
Phone: (240) 223-1322

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 20, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	957881 10 5

1.	Names of Reporting Persons: WCR, LLC

2.	Check the Appropriate Box if a Member of a Group (see instructions)	☐

(a)
(b)

3.	SEC use only

4.	Source of funds (see instructions):

OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or place of organization:	WCR, LLC is an entity organized in the State of Delaware.

Number of shares beneficially by owned by each reporting person with:	(7) Sole Voting Power -	Common Stock: 1,091,250; Series A Preferred Stock: 9,700,000
	(8) Shared Voting Power -	0
	(9) Sole Dispositive Power -	Common Stock: 1,091,250; Series A Preferred Stock: 9,700,000
	(10) Shared Dispositive Power -	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person – Common Stock:
1,091,250
Series A Preferred Stock: 9,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) –

Common Stock	13.65% (Based on 7,996,007 shares of Common Stock issued and outstanding on August 13, 2010 as reported in the Form 10-Q filed by the Issuer on August 13, 2010).

Series A Preferred Stock	97% (Based on 10,000,000 shares of Series A Preferred Stock issued and outstanding on August 13, 2010 as reported in the Form 10-Q filed by the Issuer on August 13, 2010).

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.	957881 10 5

1.	Names of Reporting Persons: BCP 2 WCR, LLC

2.	Check the Appropriate Box if a Member of a Group (see instructions)	☐

(a)
(b)

3.	SEC use only

4.	Source of funds (see instructions):

OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or place of organization:	BCP 2 WCR, LLC is an entity organized in the State of Delaware.

Number of shares beneficially by owned by each reporting person with:	(7) Sole Voting Power -	Common Stock: 1,091,250; Series A Preferred Stock: 9,700,000
	(8) Shared Voting Power -	0
	(9) Sole Dispositive Power -	Common Stock: 1,091,250; Series A Preferred Stock: 9,700,000
	(10) Shared Dispositive Power -	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person – Common Stock:
1,091,250
Series A Preferred Stock: 9,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) –

Common Stock	13.65% (Based on 7,996,007 shares of Common Stock issued and outstanding on August 13, 2010 as reported in the Form 10-Q filed by the Issuer on August 13, 2010).

Series A Preferred Stock	97% (Based on 10,000,000 shares of Series A Preferred Stock issued and outstanding on August 13, 2010 as reported in the Form 10-Q filed by the Issuer on August 13, 2010).

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.	957881 10 5

1.	Names of Reporting Persons: Blackstreet Capital Partners (QP) II, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)	☐

(a)
(b)

3.	SEC use only

4.	Source of funds (see instructions):

OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or place of organization:	Blackstreet Capital Partners (QP) II, L.P. is an entity organized in the State of Delaware.

Number of shares beneficially by owned by each reporting person with:	(7) Sole Voting Power -	Common Stock: 1,091,250; Series A Preferred Stock: 9,700,000
	(8) Shared Voting Power -	0
	(9) Sole Dispositive Power -	Common Stock: 1,091,250; Series A Preferred Stock: 9,700,000
	(10) Shared Dispositive Power -	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person – Common Stock:
1,091,250
Series A Preferred Stock: 9,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) –

Common Stock	13.65% (Based on 7,996,007 shares of Common Stock issued and outstanding on August 13, 2010 as reported in the Form 10-Q filed by the Issuer on August 13, 2010).

Series A Preferred Stock	97% (Based on 10,000,000 shares of Series A Preferred Stock issued and outstanding on August 13, 2010 as reported in the Form 10-Q filed by the Issuer on August 13, 2010).

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No.	957881 10 5

1.	Names of Reporting Persons: Blackstreet Capital Advisors II, LLC

2.	Check the Appropriate Box if a Member of a Group (see instructions)	☐

(a)
(b)

3.	SEC use only

4.	Source of funds (see instructions):

OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or place of organization:	Blackstreet Capital Advisors II, LLC is an entity organized in the State of Delaware.

Number of shares beneficially by owned by each reporting person with:	(7) Sole Voting Power -	Common Stock: 1,091,250; Series A Preferred Stock: 9,700,000
	(8) Shared Voting Power -	0
	(9) Sole Dispositive Power -	Common Stock: 1,091,250; Series A Preferred Stock: 9,700,000
	(10) Shared Dispositive Power -	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person – Common Stock:
1,091,250
Series A Preferred Stock: 9,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) –

Common Stock	13.65% (Based on 7,996,007 shares of Common Stock issued and outstanding on August 13, 2010 as reported in the Form 10-Q filed by the Issuer on August 13, 2010).

Series A Preferred Stock	97% (Based on 10,000,000 shares of Series A Preferred Stock issued and outstanding on August 13, 2010 as reported in the Form 10-Q filed by the Issuer on August 13, 2010).

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.	957881 10 5

1.	Names of Reporting Persons: Murry N. Gunty

2.	Check the Appropriate Box if a Member of a Group (see instructions)	☐

(a)
(b)

3.	SEC use only

4.	Source of funds (see instructions)

OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or place of organization:	Murry N. Gunty is a citizen of the United States of America.

Number of shares beneficially by owned by each reporting person with:	(7) Sole Voting Power -	Common Stock: 1,091,250; Series A Preferred Stock: 9,700,000
	(8) Shared Voting Power -	0
	(9) Sole Dispositive Power -	Common Stock: 1,091,250; Series A Preferred Stock: 9,700,000
	(10) Shared Dispositive Power -	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person – Common Stock:
1,091,250
Series A Preferred Stock: 9,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) –

Common Stock	13.65% (Based on 7,996,007 shares of Common Stock issued and outstanding on August 13, 2010 as reported in the Form 10-Q filed by the Issuer on August 13, 2010).

Series A Preferred Stock	97% (Based on 10,000,000 shares of Series A Preferred Stock issued and outstanding on August 13, 2010 as reported in the Form 10-Q filed by the Issuer on August 13, 2010).

14.	Type of Reporting Person (See Instructions)	IN

Schedule 13D

Under the Securities Exchange Act of 1934

Item 1.	Security and Issuer

This statement on Amendment No. 1 to Schedule 13D (“Statement”) relates to the shares of Common Stock, no par value per share (the “Common Stock”), and the shares of Series A Convertible Preferred Stock, $0.01 par value, of Western Capital Resources, Inc., a Minnesota corporation (the “Issuer”), having its principal executive offices at 11550 “I” Street, Suite 150, Omaha, NE 68137.

Item 2.	Identity and Background

(a)
This Amendment No. 1 to Schedule 13D is being filed by WCR, LLC, a Delaware limited liability company (“WCR”), BCP 2 WCR, LLC, a Delaware limited liability company (“BCP 2 WCR”), Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership (“BCP QP”), Blackstreet Capital Advisors II, LLC, a Delaware limited liability company (“BCA”), and Murry N. Gunty.  The majority owner of WCR is BCP 2 WCR, and BCP QP is the majority owner of BCP 2 WCR.  BCA serves as the general partner of BCP QP, and Mr. Gunty is the manager of BCA.  WCR, BCP 2 WCR, BCP QP, BCA and Mr. Gunty are collectively referred to herein as the “Reporting Persons.”

(b)	The principal business address for each of the Reporting Persons is 5425 Wisconsin Avenue, Suite 701 Chevy Chase, MD 20815.

(c)
Each of WCR and BCP 2 WCR is an entity that was formed for the purpose of acquiring an interest in the Issuer.  The principal business of each of BCP QP and BCA is that of private partnerships engaged in investment in securities for its own account.  Mr. Gunty serves as the manager of BCA, and he exercises investment and voting control over the securities owned by each of the Reporting Persons.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	WCR, BCP 2 WCR, BCP QP and BCA are entities organized under the laws of the State of Delaware, and Mr. Gunty is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable. This Schedule is being filed to report the sale of the Common Stock and Series A Convertible Preferred Stock by the Reporting Persons effected on October 20, 2010, which resulted in a change in beneficial ownership of 1% or more.

Item 4.	Purpose of Transaction

WCR executed the sale of the shares of Common Stock and the Series A Convertible Preferred Stock on October 20, 2010 as described in Item 6.  WCR frequently invests in the securities of companies for investment purposes. WCR may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer or its subsidiaries.  Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, cross-affiliation, conditions in the securities market and general economic and industry conditions, WCR may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other securities of the Issuer or selling some or  all of the shares of Common Stock or other securities of the Issuer held by WCR, seeking to influence the management or strategic direction of the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of this Amendment No. 1 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	State the aggregate number and percentage of the class of securities owned by the Reporting Persons:

Common Stock	13.65% (Based on 7,996,007 shares of Common Stock issued and outstanding on August 13, 2010 as reported in the Form 10-Q filed by the Issuer on August 13, 2010).

Series A Preferred Stock	97% (Based on 10,000,000 shares of Series A Convertible Preferred Stock issued and outstanding on August 13, 2010 as reported in the Form 10-Q filed by the Issuer on August 13, 2010).

As a result of this beneficial ownership, each of the Reporting Persons beneficially owns 11,091,250 shares of the Issuer’s Common Stock, which represents 62% of the shares of Common Stock that would be outstanding upon the conversion of all shares of the Series A Convertible Preferred Stock into Common Stock (based on 7,996,007 shares of Common Stock issued and outstanding on August 13, 2010 as reported in the Form 10-Q filed by the Issuer on August 13, 2010).

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Each of the Reporting Persons hold sole voting and dispositive power with respect to all of the 1,091,250 shares of the Issuer’s Common Stock and 9,700,000 shares of the Issuer’s Series A Convertible Preferred Stock beneficially owned by it.  The Series A Convertible Preferred Stock votes on an “as if converted” basis.

(c)	Other than the transactions reported in this Amendment No. 1 Schedule 13D, there were no transactions executed by any of the Reporting Persons that were effected during the past sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Preferred Stock or the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 20, 2010 WCR entered into a Stock Purchase Agreement with Richard Miller pursuant to which WCR sold Mr. Miller 33,750 shares of Issuer Common Stock and 300,000 shares of Issuer Series A Preferred Stock.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii)

Exhibit B	Stock Purchase Agreement, dated October 20, 2010, by and between WCR, LLC and Richard Miller

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2010
Date

WCR, LLC		BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	WCR, LLC	For:	BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	BCP 2 WCR, LLC	For:	Blackstreet Capital Partners (QP) II, L.P.
Title:	Sole Manager of WCR, LLC	Title:	Sole Manager of BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Partners (QP) II, L.P.	For:	Blackstreet Capital Advisors, LLC
Title:	Sole Manager of BCP 2 WCR, LLC	Title:	General Partner of Blackstreet Capital Partners (QP) II, L.P.

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors, LLC	Name:	Murry N. Gunty
Title:	General Partner of Blackstreet Capital Partners (QP), II L.P.	Title:	Manager of Blackstreet Capital Advisors, LLC

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Advisors, LLC

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P.		BLACKSTREET CAPITAL ADVISORS II, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Partners (QP) II, L.P.	For:	Blackstreet Capital Advisors II, LLC
		Title:	Manager of Blackstreet Capital Advisors, LLC

By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors, LLC
Title:	General Partner of Blackstreet Capital Partners (QP) II, L.P.

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Advisors, LLC

MURRY N. GUNTY

		By:	/s/ Murry N. Gunty
		Name:	Murry N. Gunty

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Western Capital Resources, Inc. is being filed on behalf of each of the undersigned.

Dated: November 3, 2010

WCR, LLC		BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	WCR, LLC	For:	BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	BCP 2 WCR, LLC	For:	Blackstreet Capital Partners (QP) II, L.P.
Title:	Sole Manager of WCR, LLC	Title:	Sole Manager of BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Partners (QP) II, L.P.	For:	Blackstreet Capital Advisors, LLC
Title:	Sole Manager of BCP 2 WCR, LLC	Title:	General Partner of Blackstreet Capital Partners (QP) II, L.P.

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors, LLC	Name:	Murry N. Gunty
Title:	General Partner of Blackstreet Capital Partners (QP), II L.P.	Title:	Manager of Blackstreet Capital Advisors, LLC

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Advisors, LLC

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P.		BLACKSTREET CAPITAL ADVISORS II, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Partners (QP) II, L.P.	For:	Blackstreet Capital Advisors II, LLC
		Title:	Manager of Blackstreet Capital Advisors, LLC

By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors, LLC
Title:	General Partner of Blackstreet Capital Partners (QP) II, L.P.

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Advisors, LLC

MURRY N. GUNTY

		By:	/s/ Murry N. Gunty
		Name:	Murry N. Gunty

EXHIBIT B

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (“Agreement”) is made as of this 20th day of October, 2010, by and between WCR, LLC (“Seller”) and Richard Miller (“Purchaser”).

1.    Purchase of Shares.

1.1          Purchase.  Upon the terms and subject to the conditions set forth in this Agreement, Purchaser hereby agrees to purchase and Seller agrees to sell to Purchaser in this private transaction, Thirty-Three Thousand Seven Hundred Fifty (33,750) shares of Western Capital Resources, Inc., a Minnesota corporation (the “Company”), common stock, no par value per share (the “Common Stock”), and Three Hundred Thousand (300,000) shares of the Company’s Series A Preferred Stock (the “Series A Shares”), par value $0.01 per share (the Common Stock and the Series A Shares are collectively referred to herein as the “Shares”), for a total purchase price of $121,835.22 (the “Purchase Price”).

1.2          Payment.  The Purchase Price will be paid in the amount set forth in Section 1.1 on the date of this Agreement.  Payment of the Purchase Price shall be made in cash or wire transfer to Seller on the date hereof.  Purchaser acknowledges and agrees to be fully obligated to purchase all of the Shares under this Agreement.

1.3          Delivery of Certificates.  Seller will coordinate with the Company and its common stock transfer agent, Corporate Stock Transfer (the “Transfer Agent”), to produce a stock certificate representing the Common Stock, and its legal counsel (as preferred stock transfer agent) to produce a stock certificate representing the Series A Shares (the stock certificate for the Common Stock and the stock certificate for the Series A Shares are collectively referred to herein as the “Stock Certificates”).  Seller will execute all documents and deliver all notices necessary to the Company and the Transfer Agent to ensure the prompt delivery of Stock Certificates representing the Shares purchased by the Purchaser, and the Stock Certificates and any instruction by the Seller to the Transfer Agent directing the issuance of the Stock Certificates shall be submitted simultaneously with payment of the Purchase Price.

2.    Securities Law Compliance.

2.1          Restricted Securities.

(a)           Purchaser hereby confirms that he has been informed that neither the offer nor the sale of the Shares have been registered, that the Shares are “restricted securities” under the Securities Act of 1933, as amended (the “1933 Act”), and may not be resold or transferred unless the Shares are first registered under the federal securities laws or unless an exemption from such registration is available.  Accordingly, Purchaser hereby acknowledges that he is prepared to hold the Shares for an indefinite period of time.

1

(b)          Purchaser represents that prior to the acquisition of the Shares, Purchaser acquired sufficient information about the Company to reach an informed, knowledgeable decision with regard to the acquisition of the Shares.  Purchaser has such knowledge and experience in financial and business matters as to make him capable of evaluating the risks of the prospective investment and to make an informed investment decision.  Purchaser is able to bear the economic risk of his investment in the Shares.

(c)          The Shares which Purchaser is hereby purchasing are being acquired by Purchaser for investment only, for his own account, and not for the account of others, and not with a view to resale, distribution, or transfer of the same.  The Shares are not being purchased for subdivision or fractionalization thereof, and the Purchaser has no present intention, and no contract, undertaking, agreement or arrangement with any person or entity, to sell, pledge, hypothecate or otherwise transfer (with or without consideration) to any such person or entity any Shares for which the Purchaser is hereby acquiring, and Purchaser has no present plans or intention to enter into any such contract, undertaking, agreement or arrangement.

(d)         The present financial condition of Purchaser is such that he is under no present or contemplated future need to dispose of any portion of the Shares which the Purchaser is acquiring to satisfy any existing or contemplated undertaking, need or indebtedness.  Purchaser’s overall commitment to investments that are not readily marketable is not disproportionate to his net worth and his purchase of the Shares will not cause such overall commitment to become excessive.  The Purchaser’s financial condition is such that he is able to bear the financial risk of losing his entire investment, and that after purchasing the Shares he will have adequate measures of providing for all current income needs and contingencies, without regard to earnings, income or distributions, if any, on the Shares, or proceeds from the sale of the Shares.

2.2          Disposition of Shares.  Purchaser hereby agrees that Purchaser shall make no disposition of the Shares unless and until:

(a)           Purchaser shall have notified the Company of the proposed disposition and provided a written summary of the terms and conditions of the proposed disposition;

(b)          Purchaser shall have complied with all requirements of this Agreement applicable to the disposition of the Shares, including the requirements under the Company’s Articles of Incorporation and Bylaws; and

(c)         Purchaser shall have provided the Company an opinion of legal counsel in form and substance satisfactory to the Company, that (i) the proposed disposition does not require registration of the Shares under the 1933 Act, or (ii) all appropriate action necessary for compliance with the registration requirements of the 1933 Act or of any exemption from registration available under the 1933 Act has been taken.

The Purchaser understands and acknowledges that the Company shall not be required, (i) to transfer on its books any Shares that have been sold or transferred in violation of the provisions of this Article 2, nor (ii) to treat as the owner of the Shares, or otherwise to accord voting or dividend rights to, any transferee to whom the Shares have been transferred in contravention of this Agreement.

2

2.3           Restrictive Legends.  In order to reflect the restrictions on the disposition of the Shares, the stock certificates for the Shares will be endorsed with restrictive legends, including the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE OR PROVINCIAL SECURITIES LAWS.  NEITHER THIS SECURITY NOR ANY PORTION HEREOF OR INTEREST HEREIN MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY THROUGH REASONABLE MEANS AS DETERMINED BY THE COMPANY, INCLUDING AN OPINION OF SELLER’S COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY.

3.    Representations of Seller.  Seller hereby represents and warrants to Purchaser as of the date hereof as follows:

3.1           Requisite Power and Authority.  Seller has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and to carry out the provisions herein.  All action on Seller’s part required for the lawful execution and delivery of this Agreement has been taken as of the date hereof.

3.2           Ownership of the Shares.  Seller is the legal and beneficial owner of the Shares, free and clear of any lien or encumbrance.  Seller originally purchased the Shares for investment purposes and not with a view toward distribution.

3.3           Execution and Enforceability.  This Agreement has been duly and validly executed and delivered by Seller, and constitutes the valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, and/or (b) as limited by general principles of equity that restrict the availability of equitable remedies.

3.4           Legality.  The execution, delivery and performance of this Agreement by Seller will not: (i) contravene any law, rule or regulation of any state or of the United States, or any order, writ, judgment, injunction, decree, determination or award, or cause the suspension or revocation of any authorization, consent, approval or license, presently in effect that affects or binds Seller; (ii) conflict with or result in a material breach of or default under any material indenture or loan or credit agreement or any other material agreement or instrument to which Seller is a party or by which Seller or its properties may be affected or bound; or (iii) require the authorization, consent, approval or license of any third party or governmental entity that has not been obtained.

3

3.5          Brokerage.  No broker, finder or similar agent has been employed by or on behalf of Seller and no person with which Seller has had dealings or communications of any kind is entitled to a commission or other similar compensation in connection with the transactions contemplated by this Agreement.

4.    Representations of Purchaser.  Purchaser hereby represents and warrants to Seller as of the date hereof as follows:

4.1          Requisite Power and Authority.  Purchaser has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and to carry out the provisions herein.  All action on Purchaser’s part required for the lawful execution and delivery of this Agreement has been taken as of the date hereof.

4.2          Execution and Enforceability.  This Agreement has been duly and validly executed and delivered by Purchaser, and constitutes the valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

4.3           Legality.  The execution, delivery and performance of this Agreement by Purchaser will not: (i) contravene any law, rule or regulation of any state or of the United States, or any order, writ, judgment, injunction, decree, determination or award, or cause the suspension or revocation of any authorization, consent, approval or license, presently in effect that affects or binds Purchaser; (ii) conflict with or result in a material breach of or default under any material indenture or loan or credit agreement or any other material agreement or instrument to which Purchaser is a party or by which Purchaser or its properties may be affected or bound; or (iii) require the authorization, consent, approval or license of any third party or governmental entity that has not been obtained.

4.4           Brokerage.  No broker, finder or similar agent has been employed by or on behalf of Purchaser and no person with which Purchaser has had dealings or communications of any kind is entitled to a commission or other similar compensation in connection with the transactions contemplated by this Agreement.

4.5           Financial Resources.  Purchaser has either the financial capacity to or has arranged for sufficient financing to fully pay the Purchase Price.

4.6            Investment Intent.  Purchaser is acquiring the Shares for its own account for investment purposes and not with a view to, or in connection with, any distribution thereof.

4.7           Accredited Investor.  Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act.

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4.8          Suitability and Sophistication.

(a)           Purchaser has such knowledge and experience in financial and business matters that it is capable of independently evaluating the risks and merits of purchasing the Shares;

(b)          Purchaser has independently evaluated the risks and merits of purchasing the Shares and has independently determined that the Shares are a suitable investment for him; and

(c)         Purchaser has sufficient financial resources to bear the loss of their entire investment in the Shares.

4.9            Access to Information.  Purchaser acknowledges that he has been afforded (i) the opportunity to ask such questions as he has deemed necessary of, and to receive answers from, representatives of the Company concerning the Shares; (ii) access to public information about the Company and the financial condition, results of operations, business, properties, management and prospects sufficient to enable him to evaluate his investment; and (iii) the opportunity to obtain such additional public information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.  The foregoing, however, does not limit or modify the representations and warranties of Seller in Section 3 of this Agreement or the right of Purchaser to rely thereon.

5.    General Provisions.

5.1           Assignment.  Neither Purchaser’s nor Seller’s rights or obligations under this Agreement may be assigned, without the prior written consent of the non-assigning party.

5.2           Survival of Representations and Warranties.  All representations and warranties contained herein will survive the execution and delivery of this Agreement and the closing of the transactions contemplated hereby.  In the event a legal opinion is issued in connection with the transactions contemplated by this Agreement, any such legal counsel may rely upon the representations and warranties of the Purchaser and Seller and the other provisions set forth in this Agreement.

5.3           Expenses.  Purchaser shall pay all of their own expenses in connection with the transactions contemplated by this Agreement, including, without limitation, attorneys’, accountants’, and other professionals’ fees and expenses charged in connection with, relating to or arising out of the execution, delivery and performance of this Agreement.

5.4           Individual Obligations.  All sales completed under this Agreement shall be between Seller and Purchaser in their individual capacities.

5.5           Purchaser Undertaking.  Purchaser hereby agrees to take whatever additional action and execute whatever additional documents Seller or the Company may in their judgment deem necessary or advisable in order to carry out the obligations or restrictions imposed on Purchaser under this Agreement.

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5.6            Entire Agreement.  This Agreement contains the entire Agreement and understanding among the parties hereto with regard to the subject matter covered herein.  There are no conditions precedent or subsequent to the effectiveness hereof, except as stated herein or incorporated herein by reference.  All prior negotiations, understandings, terms and conditions are merged in this Agreement.

5.7           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, as such laws are applied to contracts entered into and performed in such State, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.

5.8           Amendments.  Except as otherwise provided herein, this Agreement may not be amended, modified or revised, in whole or in part, except by written instrument signed by all parties hereto.

5.9            Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

PURCHASER:

RICK MILLER

By:	/s/ Richard Miller
Richard Miller, in his
capacity as an individual

SELLER:

WCR, LLC

By: Blackstreet Capital Advisors II, LLC
Title: Manager of WCR, LLC

By:	/s/ Murry N. Gunty
Name: Murry N. Gunty
Title: Manager